SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 22, 2004

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

January 22, 2004

By :s/ James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Fording Announces Executive Change

                                                                                                                       Exhibit                   99

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING ANNOUNCES EXECUTIVE CHANGE

CALGARY, January 22, 2004 – Fording Canadian Coal Trust today announced that, following the successful integration of operations under a new corporate structure, Jim Gardiner is retiring as Chief Executive Officer and President of the Elk Valley Coal Partnership and Elk Valley Coal Corporation, and as President of the Trust and Fording Inc., with effect from February 29, 2004.

Jim Popowich, who currently serves as Executive Vice President responsible for the operations of the Partnership, is appointed Chief Executive Officer of the Partnership and Elk Valley Coal Corporation.

Michael Grandin, Chief Executive Officer of the Trust, said: “Jim Gardiner has served Fording and its affiliates for the past 35 years. He has played a large role in growing the business from a single mine to the second largest supplier of seaborne metallurgical coal in the world. Over the past year, he has provided valuable leadership in integrating the six mines included in the arrangement between Fording, Teck Cominco and Luscar. During that same period, Jim concluded that he did not wish to work indefinitely under the new organizational structure. With the most demanding phase of the integration completed, Jim has decided to retire. We can’t thank him enough for his past contributions, and wish him every success in the future.”

The appointment of Jim Popowich as Chief Executive Officer of the Partnership and Elk Valley Coal Corporation will ensure a smooth transition in leadership. Jim Popowich has also served for 35 years with Fording and its affiliates and he, too, has played a major role in their growth and development. The Trust is confident that under his leadership and guidance synergies and operational improvements will continue to be achieved.

Fording Canadian Coal Trust is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Elk Valley Coal Corporation and is the world’s largest producer of the industrial mineral wollastonite. The Elk Valley Coal Corporation, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA

Director, Investor Relations

403-260-9834

mark_gow@fording.ca